FORM 6-K
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 3, 2006 Commission File Number 000-28522

ASE Test Limited
(Exact name of Registrant as specified in its charter)

     10 West Fifth Street
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TEST LIMITED

Dated: August 3, 2006	By:	/s/ Freddie Liu

	Name:	Freddie Liu
	Title:	Chief Financial Officer

Item 1

ASE TEST LIMITED	August 2, 2006

FOR IMMEDIATE RELEASE

Freddie Liu, Chief Financial Officer
Asia Tel: +886.2.8780.5489	email: freddie_liu@aseglobal.com

US IR Contact:
Ken Hsiang, President, ISE Labs, Inc.
Tel: +1.510.687.2475	email: khsiang@iselabs.com

ASE Test Limited & Subsidiaries Announce Unaudited Second Quarter Results for the Period Ended June 30, 2006

Taipei, Taiwan, August 2, 2006 -- ASE Test Limited (Nasdaq: ASTSF, TSE: 9101) (“We” or “the Company”), one of the world’s largest independent providers of semiconductor testing services, today announced its second quarter diluted earnings of $0.53 per share, compared with a loss of $0.65 per share in 2Q05 and diluted earnings of $0.27 per share in the first quarter of 2006 (1Q06) under accounting principles generally accepted in the Republic of China (ROC GAAP). The Company’s second quarter net income totaled $53.2 million, compared with a net loss of $65.1 million in 2Q05 and net income of $26.9 million in 1Q06.

For the first six months of 2006, the Company reported net income of $80.1 million, or earnings per share of $0.80, compared with net loss of $80.3 million and net loss per share of $0.80 for the same period of 2005.

RESULTS OF OPERATIONS 1

Revenues

Net revenues for the second quarter of 2006 totaled $143.9 million, up 50% from 2Q05 and up 13% from 1Q06. As a percentage of the Company’s net revenues, testing revenues accounted for 81% and IC packaging revenues accounted for 19% for this quarter. In the previous quarter, revenue contribution from testing and IC packaging operations were 84% and 16%, respectively.

The Company’s top customers in 2Q06 included (in alphabetical order) Altera Corporation, ATI Technologies, Cambridge Silicon Radio, DSP Corporation, Infineon Technologies AG, Lattice Corporation, Legerity, Microsoft, Qualcomm, and VIA Technologies. Revenues from the Company’s top five customers accounted for 33% of net revenues in 2Q06, and no customer accounted for over 10% of net revenues. The Company estimates that revenues from integrated device manufacturers (IDMs) represented 21% of net revenues in 2Q06.

1 In October 2005, the Company disposed of its camera module assembly operations in Malaysia. Accordingly, the historical consolidated financial information presented in this press release has been retroactively adjusted to net out the results of these discontinued operations, which will be presented as a separate line item in our consolidated statements of income. The consolidated financial information presented herein represents the results of continuing operations only.

1	8/2/2006

The following is the Company’s estimated end-market composition of net revenues:

	2Q05	1Q06	2Q06
Communications	55%	38%	44%
Computers	24%	32%	30%
Consumer	15%	28%	23%
Industrial	2%	1%	2%
Other	4%	1%	1%

Expenses

Cost of revenues in 2Q06 totaled $87.2 million, up 2% from 2Q05 and up 9% from 1Q06. Depreciation, amortization and rental expenses of $39.6 million represented 28% of revenues in 2Q06, compared with $47.1 million (49 % of revenues) in 2Q05 and $40.1 million (32% of revenues) in 1Q06. Sequential decrease in depreciation was primarily due to the continued deployment of some machinery and equipment beyond the end of their depreciable life.

Gross margin for the quarter was 39%, up from 11% in the year-ago period and up from 37% in the previous quarter. The sequential increase in gross margin was primarily due to increased revenues and decreased depreciation. Gross margin for IC testing was 45%, compared with 14% in 2Q05 and 42% in 1Q06. Gross margin for IC packaging was 17% in 2Q06, compared with negative 1% in 2Q05 and positive 12% in 1Q06.

Operating expenses (R&D and SG&A expenses) in 2Q06 totaled $15.8 million, down 32% from 2Q05 and up 4% from 1Q06. As a percentage of total revenues, operating expenses represented 11% of total revenues in 2Q06, down from 24% in the 2Q05 and down from 12% in 1Q06. Operating margin for the quarter was 28%, up from negative 13% in 2Q05 and up from 25% in 1Q06.

Net non-operating income totaled $24.5 million in 2Q06, compared with net non-operating expense of $53.2 million in 2Q05 and net non-operating expense of $2.6 million in 1Q06. Net interest expense totaled $2.6 million in 2Q06, down from $2.7 million in 2Q05 and down from $2.8 million in 1Q06. Investment income from ASE Korea Inc. totaled $4.8 million in 2Q06, up from $1.6 million in 2Q05 and up from $2.9 million in 1Q06. The company recognized $32.2 million income from the final settlement with the insurers and assets recovery regarding to the fire damage incurred at the Chungli facility. The company also took a charge on certain obsolete assets and provision for customer compensation, which totaled $9.9 million.

Income tax during the quarter totaled $12 million. The income tax was higher than previous quarter, primarily due to the income recorded from the insurance settlement, resulting in higher effective tax rate.

2	8/2/2006

Company-wide headcount at the end of 2Q06 was about 5,510, up from 5,467 at the end of 1Q06.

Earnings

Net income in 2Q06 was $53.2 million, versus net loss of $65.1 million in 2Q05 and net income of $26.9 million in 1Q06. Diluted earnings per share were $0.53, compared with a diluted loss per share of $0.65 in 2Q05 and diluted earnings per share of $0.27 in 1Q06.

BUSINESS REVIEW

Testing Business

Testing revenues for the quarter were $116.4 million, up 50% from 2Q05 and up 9% from 1Q06. Testing revenue breakdown by type of testing service is shown in the table below:

Testing Service	2Q05	1Q06	2Q06
Final Test	68%	67%	64%
Wafer Sort	25%	27%	28%
Engineering Test	7%	6%	8%
Total Test	100%	100%	100%

Gross margin for the testing operations in 2Q06 was 45%, up from 14% in 2Q05 and up from 42% in 1Q06. The sequential increase in gross margin was primarily due to increased revenues and decreased depreciation. Depreciation, amortization and rental expenses for our testing operations were $36 million, down from $37 million in 1Q06.

The Company spent $41.4 million on testing equipment in 2Q06. Of the $41.4 million capex that we spend in 2Q, $12.2 million was for equipment transferred from other ASE Group companies, and the remaining $29.2 million is for capacity upgrade and or end of lease buyout. A total of 31 testers were acquired through purchases, leases and consignment, and 32 testers were disposed of. At the end of the period, the Company had a total of 782 testers, of which 261 testers were either leased or consigned, and the rest were owned.

IC Packaging Business

IC packaging revenues for the quarter were $27.5 million, up 52% from 2Q05 and up 32% from 1Q06. IC packaging revenue breakdown by package type is as follows:

Package Type	2Q05	1Q06	2Q06
Substrate & Advanced Leadframe Packages	70%	76%	83%
Traditional Leadframe Packages	30%	24%	17%
Total Assembly	100%	100%	100%

Gross margin for packaging in 2Q06 was 17%, up from negative 1% in 2Q05 and up from 12% in

3	8/2/2006

1Q06. Packaging margin improvement was primarily due to volume increase and operation efficiency improvement. As of the end of the quarter, the Company operated a total of 374 wirebonders.

LIQUIDITY AND BALANCE SHEET

At the end of the quarter, the Company had $178.6 million in cash and cash equivalents, and financial assets–current, an increase of $33.8 million compared with 1Q06. Total unused credit lines amounted to $245.5 million. Total debt was $247.5 million, comprised of $89.0 million of short term and current portion of long term debt, and $158.5 million of long-term debt. Total bank debt decreased by $11.6 million during the quarter. Current ratio declined from 2.16 in 1Q06 to 1.89 in 2Q06, and leverage ratio improved from 0.51 in 1Q06 to 0.47 in 2Q06. The Company’s debt maturity, as of the end of 2Q06, was as follows:

Amount ($ million)
Within the first year	89.0
During the second year	75.7
During the third year	34.7
During the fourth year	32.5
During the fifth year and thereafter	15.6

EBITDA2 for the quarter totaled $67.0 million, up from $60.6 million in the first quarter. The Company generated operating cashflow of $115.7 million in the first six months of this year, up from $67.3 million in the same period last year.

CAPITAL EQUIPMENT & EXPENDITURES

In 2Q06, the Company spent $41.7 million on equipment, most of which was for testing equipment. In total, we reduced our overall tester count by 1. The net impact of our capital investment strategy is to increase productivity on a per tester basis. Capital expenditures for the first half of the year totaled $52.6 million. While our annual capital expenditure budget remained unchanged at $60 million, we expect very minimum capex made in the second half of this year.

BUSINESS OUTLOOK

The Company currently expects its total net revenues and gross margin in the third quarter of 2006 to be relatively unchanged as compared with 2Q06.

2 EBITDA for any period consists of profit from operating activities before extraordinary gains (including the fire insurance settlement) and expenditures plus depreciation expenses. EBITDA is not a standard measure under ROC GAAP or US GAAP. EBITDA is a widely used financial indicator of a company’s ability to service and incur debt. EBITDA should not be considered in isolation or construed as an alternative to cash flows, net income or any other measure of performance or as an indicator or our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. EBITDA does not account for taxes, interest expense or other non-operating cash expenses. In evaluating EBITDA, we believe that investors should consider, among other things, the components of EBITDA such as turnover and operating expenses and the amount by which EBITDA exceeds capital expenditures and other changes. We have included EBITDA because we believe it is a useful supplement to cash flow data as a measure of our performance and our ability to generate cash flow from operations to cover debt service and taxes. EBITDA presented herein may not be comparable to similarly titled measures presented by other companies. Investors should not compare our EBITDA to EBITDA presented by other companies because not all companies use the same definition.

4	8/2/2006

ASE Test Limited
Consolidated Statements of Income
(US$ thousands, except percentages and per share data)
(unaudited)

	For the three months ended			For the period ended

	Jun. 30, 2005	Mar. 31, 2006	Jun. 30, 2006	Jun. 30, 2005	Jun. 30, 2006

ROC GAAP:
Net revenues	95,867	127,330	143,873	188,037	271,203
Cost of revenues	85,225	80,376	87,214	173,804	167,590

Gross profit	10,642	46,954	56,659	14,233	103,613
Operating expense
R&D	6,152	5,138	5,253	11,675	10,391
SG&A	17,140	10,025	10,502	28,199	20,527

Subtotal	23,291	15,163	15,755	39,874	30,918

Operating income (loss)	(12,649)	31,791	40,904	(25,641)	72,695

Non-operating expense (income)
Interest income	(245)	(616)	(836)	(399)	(1,453)
Interest expense	2,934	3,456	3,448	5,800	6,904
Gain on long-term investment	(1,642)	(2,919)	(4,795)	(1,808)	(7,714)
Others	52,168	2,701	(22,274)	50,554	(19,572)

Subtotal	53,215	2,622	(24,457)	54,147	(21,835)

Income/ (loss) before tax	(65,864)	29,169	65,361	(79,788)	94,530
Income tax expense	1,167	2,229	12,159	3,168	14,388

Net income/ (loss) from continuing operation	(67,031)	26,940	53,202	(82,956)	80,142
Income from discontinued operation	(1,893)	-	-	(2,615)	-

Net income/ (loss) (ROC GAAP)	(65,138)	26,940	53,202	(80,341)	80,142

Net income/ (loss) (US GAAP) (Note)	(61,261)	20,131	36,722	(74,836)	56,852

Diluted EPS (ROC GAAP)	(0.65)	0.27	0.53	(0.80)	0.80
Diluted EPS (US GAAP)	(0.61)	0.20	0.36	(0.75)	0.57

Margin Analysis:
Gross margin	11.1%	36.9%	39.4%	7.6%	38.2%
Operating margin	-13.2%	25.0%	28.4%	-13.6%	26.8%
Net margin (ROC GAAP)	-67.9%	21.2%	37.0%	-42.7%	29.6%
Net margin (US GAAP)	-63.9%	15.8%	25.5%	-39.8%	21.0%

Additional Data:
Testing revenues	77,813	106,433	116,361	152,437	222,793
IC packaging revenues	18,054	20,897	27,512	35,600	48,410

Shares outstanding (in thousands)	100,059	100,059	100,073	100,059	100,066
Shares used in diluted EPS calculation	100,059	100,186	100,944	100,059	100,319
(ROC GAAP) (in thousands)
Shares used in diluted EPS calculation	100,059	100,087	100,893	100,059	100,220
(US GAAP) (in thousands)

Note: The ROC GAAP to US GAAP net income reconciliation in 2Q06 primarily included a negative adjustment of $5.7 million for stock and cash compensation, a negative adjustment of $2.5 million related to compensation of ASE Test stock option and ASE Inc. stock options granted to ASE Test employees, a negative adjustment of $3.9 million related to income tax expense and a negative adjustment of $4.2 million related to the reversal previously recorded fire losses on machinery.

5	8/2/2006

ASE Test Limited
Consolidated Statements of Cash Flows
(US$ thousands)
(unaudited)

	For the Six	For the six
	Months Ended	Months Ended
	Jun. 30, 2005	June. 30, 2006

Cash Flows From Operating Activities
Net income (loss)	(80,341)	80,142
Adjustments
Depreciation and amortization	83,276	60,992
(Gain)loss on fire damage (settlement)	48,528	(33,747)
Loss on idle assets	-	5,463
Investment income under equity method	(1,808)	(7,714)
Allowance for obsolescence	394	3,815
Other	7,221	8,981
Changes in operating assets and liabilities	10,019	(2,223)

Net Cash Provided by Operating Activities	67,289	115,709

Cash Flows From Investing Activities
Acquisition of properties	(44,229)	(38,076)
Proceeds from sale of properties	23,403	10,564
Decrease (increase) in financial assets and liability –current	9,884	(46,548)
Increase in other assets	(5,516)	(6,639)

Net Cash Used in Investing Activities	(16,458)	(80,699)

Cash Flows From Financing Activities
Proceeds from issuance of ordinary shares	-	225
Increase in collection of sold accounts receivable	-	7,114
Increase in Guarantee deposits received	-	2,497
Increase (decrease) in short-term borrowings	(33,111)	25,179
Increase in long term debts	46,802	-
Repayments of long-term debts	(38,107)	(80,856)

Net Cash Used in Financing Activities	(24,416)	(45,841)

Effect of exchange of rate changes on cash and cash	216	4,361
equivalent

Net Increase (decrease) in Cash and Cash Equivalents	26,631	(6,470)
Cash and Cash Equivalents, Beginning of Period	39,489	138,211

Cash and Cash Equivalents, End of Period	66,120	131,741

Interest paid	5,239	6,969

Income tax paid	63	1,269

Cash paid for acquisitions of properties	25,695	53,436
Purchase price	18,534	(15,360)

Decrease in payable	44,229	38,076

6	8/2/2006

ASE Test Limited
Consolidated Balance Sheet
(US$ thousands)
(unaudited)

	Mar. 31, 2006	June. 30, 2006

Cash and cash equivalents	121,686	131,741
Financial assets –current	23,157	46,876
Accounts receivable-net	96,632	89,492
Inventories	19,130	17,953
Other current assets	36,614	51,731

Total current assets	297,219	337,793

Financial assets –non current	232,248	244,268
Fixed assets-net	399,035	424,376
Intangible assets	22,725	22,783
Other assets	72,847	65,125

Total assets	1,024,074	1,094,345

Short-term borrowings	25,463	25,179
Accounts payable	13,507	15,810
Payable for fixed assets	8,283	10,606
Current portion of LT debt	35,234	63,800
Other current liabilities	54,881	63,030

Total current liabilities	137,368	178,425

Long-term debt	198,361	158,514
Other liabilities	8,611	12,905

Total liabilities	344,340	349,844
Shareholders’ equity	679,734	744,501

Total liabilities & shareholders’ equity	1,024,074	1,094,345

About ASE Test Limited
ASE Test Limited is one of the world’s largest independent providers of semiconductor testing services. ASE Test Limited provides customers with a complete range of semiconductor testing services, including front-end engineering testing, wafer probing, final production testing of packaged semiconductors and other test-related services. ASE Test Limited has been quoted on Nasdaq since 1996 under the symbol “ASTSF”.

Safe Harbor Notice
This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including statements regarding our future results of operations and business prospects. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this annual report. We were not involved in the preparation of these projections. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this annual report. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor testing and packaging services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new testing technologies in order to remain competitive; our ability to maintain a high capacity utilization rate relative to our fixed costs; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the ROC and the People’s Republic of China, or the PRC; general economic and political conditions; possible disruptions in commercial activities caused by natural and human-induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2005 Annual Report on Form 20-F filed on June 19, 2006.

7	8/2/2006